FRED B. GREEN

FGREEN@BODMANLLP.COM

313-392-1056

BODMAN LLP

6TH FLOOR AT FORD FIELD

1901 ST. ANTOINE STREET

DETROIT, MICHIGAN 48226

313-393-7579 FAX

313-259-7777 PHONE

May 28, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Form 10-K for the Year Ended March 31, 2007
Filed May 14, 2007
File No. 001-31773

Dear Mr. Rosenberg:

This letter is on behalf of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”), responds to your letter dated May 12, 2008, and is in addition to Caraco’s responses dated March 31 and April 28, 2008 to your letters dated March 18 and April 15, 2008, respectively. This letter sets forth in writing our responses previously discussed by telephone with Jennifer Riegel, Staff Attorney and Michael Reedich, Special Counsel, on May 14, 2008 (with respect to comments 1 and 2), and with Kei Ino, Staff Accountant on May 23, 2008 (with respect to comment 3). This letter does not include a response to comment 4 since we are still discussing this comment with Ms. Ino. As noted in past correspondence, Caraco appreciates the opportunity to explain its responses to your comments and enhance its disclosures.

Caraco’s responses are keyed to the items identified in your letter dated May 12, 2008. Your comments are set forth in bold and Caraco’s responses are in italics. Caraco’s proposed disclosure, which will be included in its Form 10-K for the year ended March 31, 2008 and its 2008 proxy statement, as well as future quarterly, annual reports and proxy statements (with changes necessary to address the then current circumstances and trends) is set forth in regular type.

Mr. Jim B. Rosenberg

May 28, 2008

Form 10-K – March 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Bonus, incorporated from page 2 of the definitive proxy statement filed 7-20-07

1.

We have reviewed your response to prior comment 2. Your analysis does not support your conclusion that you will suffer competitive harm if the goals are disclosed. Please disclose your 2007 sales achievement goals.

2.

Please provide us with a detailed analysis a to why you believe you will suffer competitive harm if you disclose the “certain product sales” goals in connection with your senior vice president of business strategies’ annual cash incentive awards. As part of your analysis, please provide more information about the products involved. For example, how many products does this goal include? Please also explain how a competitor’s knowledge of this goal could harm your company. Alternatively, disclose the goals.

As we discussed by telephone, in response to comment 1, Caraco shall disclose its overall sales achievement goals. See the proposed disclosure below as it relates to Caraco’s Fiscal 2007 sales achievement goals.

However, as we also discussed, in response to comment 2, we reiterate that Caraco believes that the disclosure of certain products and their sales goals in relation to our Senior Vice President of Business Strategies’ annual cash incentive awards would cause Caraco competitive harm. The disclosure of specific products and their related sales goals will allow competitors to gain an advantage and provide them with opportunities to stifle competition and inhibit Caraco’s ability to develop and grow its share of new and existing market opportunities.

Specifically, part of the annual incentive award of Caraco’s Senior Vice President of Business Strategies for 2007 related to achieving increased sales of Target Product (which we identified in our telephone conference with Ms. Riegel and Mr. Reedich) which has been a part of Caraco’s product portfolio for some years. In the first year of sales, Caraco sold only approximately $0.5 million of Target Product out of total industry sales of $200 million (based on IMS Health data). Since we included sales of Target Product as a bonus parameter in Fiscal 2007, sales of Target Product grew from $1.7 million to $3.7 million. If Caraco discloses the Target Product and its sales goals, this will permit Caraco’s competitors to use this knowledge to take action to thwart Caraco’s strategy and growth, including preemptively responding by adding a first right of refusal to their current contracts with their customers, meaning that if they obtain any offers lower than their current net price that they would have a right to match or beat that price, or add back-end rebates that would provide a net price that is lower than our offer. These

Mr. Jim B. Rosenberg

May 28, 2008

would effectively eliminate or significantly reduce Caraco’s ability to ‘grow’ its market share.

Caraco’s undisclosed emphasis on Target Product has been successful and benefited its shareholders as Caraco has steadily gained market share. Disclosing Caraco’s emphasis on this product and its specific target sales would be detrimental to Caraco’s shareholders as competitors, armed with such knowledge, would take whatever steps they deemed necessary to protect their market share. Total U.S. sales of Target Product in 2008 are expected to be over $150 million. Caraco does not wish to awaken its competitors to Caraco’s targeted growth, and alarm them into protective measures to Caraco’s detriment.

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from Caraco’s response to prior comment 2 in your letter dated April 28, 2008) as follows:

Annual Cash Bonus Recognition Program

Our annual cash bonus recognition program is specifically designed to provide at-risk and contingent cash awards based on the achievement of performance goals which are linked directly to individual, business and strategy objectives for each participant. This linkage, particularly when combined with a market-based base salary program, provides our officers with a competitive level of compensation when objectives are achieved.

Annual Cash Bonus Recognition Award for our Chief Executive Officer

On an annual basis, the Compensation Committee determines whether to award a cash bonus to our Chief Executive Officer based on the Company's performance and his individual performance contribution during the fiscal year. The Compensation Committee may, however, award a bonus even if a particular target is not achieved, in its discretion.

In Fiscal 2007, our Chief Executive Officer, was eligible to receive a targeted cash bonus of up to 50% of his base salary, or $202,800. A cash bonus of forty nine percent (49%) of his base salary was ultimately awarded by the Compensation Committee. The Fiscal 2007 performance parameters included:

●	achieving net sales of $121 million;

●	maintaining Fiscal 2006 gross profit margins;

●	lowering overall SG&A percentage from that of Fiscal 2006;

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May 28, 2008

●	increasing product development; and

●	reducing days sales outstanding from that of Fiscal 2006.

Each of such factors accounted for 20% of the targeted cash bonus.In Fiscal 2007, net sales were $117 million. The Compensation Committee, however, determined, in its discretion, to award the chief executive officer and the other named executive officers the percentage of the achieved net sales target since more than ninety percent of the target was achieved.

Annual Cash Bonus Recognition Awards for our Named Executive Officers other than our Chief Executive Officer

Each year, the Compensation Committee adopts a program, based on the recommendation of our Chief Executive Officer, that provides specific achievement targets and weighting of those achievements as part of the overall target bonus. The attainment level of these goals is used to calculate the annual cash bonus recognition portion of the total compensation of our executive officers. The target bonus percentage is a standard percentage for each position and that position's contribution to the overall operation of the Company. The Compensation Committee may, in its discretion, award a bonus, however, even if a particular target is not achieved..The Compensation Committee, in its discretion, awarded the named executive officers a percentage based on the achieved net sales even though the net sales target was not completely achieved. See discussion above under “Annual Cash Bonus Recognition Award for our Chief Executive Officer.”

Each named executive officer's (other than our Chief Executive Officer's) annual cash incentive award for 2007, and the weight of each respective achievement, was structured as follows:

●             Our Interim Chief Financial Officer, received approximately 89% of his targeted bonus of 15% of his base salary, predicated on the level of attainment of the following targets: achievement of shorter period to complete and file our Forms 10-Q and 10-K (25%), achievement of the Company's overall sales goals (25%), establishment of a standard quarterly reporting structure (25%), and the balance (25%) based on the discretion of our Chief Executive Officer.

●             Our Senior Vice-President Business Strategies received approximately 85% of his targeted bonus of 25% of his base salary predicated on the level of attainment of the following targets: achievement of the Company's overall sales goals (50%), achievement of sales of a certain product~~sales~~ (25%), and the balance (25%) based on the discretion of our Chief Executive Officer. The bonus allocated to the Senior Vice President Business Strategies for achievement of sales of a certain product was set at a very high threshold. While there was no assurance of its success, we believed that a substantial part of the bonus for that parameter would be earned based on his motivated performance, but that extraordinary efforts would be necessary to achieve the entire bonus for such parameter.

Mr. Jim B. Rosenberg

May 28, 2008

●             Our Senior Vice-President-Regulatory received approximately 89% of his targeted bonus of 27% of his base salary, predicated on the level of attainment of the following targets: timely ANDA submissions with no major deficiencies (25%), implementation of an electronic ANDA and Structured Product Label for FDA submissions (25%), achievement of the Company's overall sales goals (25%), and the balance (25%) based on the discretion of our Chief Executive Officer.

Financial Statements

Notes to Financial Statements

Research and Development Costs, page F-19

3.

Please expand your response to comment three to further explain why you did not capitalize the technology formulas transferred, especially in light of only minor deficiencies experienced prior to obtaining FDA approvals. In your explanation, provide examples of instances where the FDA rejected an ANDA application based on its bioequivalence or chemistry review. Furthermore, explain why you believe that the technology formulas with proven bioequivalence studies do not have a probable future economic benefit. Refer to paragraphs 25 and 26 of CON 6.

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the disclosure in our response dated April 28, 2008) as follows:

Series B convertible preferred stock (Note 7) is issued on an ongoing basis to Sun Pharma and its affiliates under the Products Agreement between the Corporation and Sun Global in exchange for the formulations of technology products delivered by Sun Global to the Corporation. The resulting amount of research and development expense is charged to operations and is determined based on the fair value of the preferred shares on the date the respective product formula passes its bio-equivalency studies. The fair value of such shares is based upon a valuation performed by Donnelly Penman and Partners, an independent, third party valuation firm. The exchange of shares is prior to the initial ANDA submission to the FDA.

We are responsible for submission of these transferred formulations for FDA approval. In our experience, generally the submission of the ANDA to the FDA is approximately thirty days after the receipt of notice that the proposed drug product formula passes its bio-equivalency study and accelerated stability studies. An ANDA contains data related to a generic drug product which is submitted to the FDA for review and approval. The FDA must first determine the completeness of the filing and may deny the filing if it is incomplete. There are various reviews that are completed, including bio-equivalency, chemistry, manufacturing, and labeling. The bio-equivalency of a generic drug product is established by measuring the rate and level of active ingredient(s) in the bloodstream of healthy human subjects over a period of time. These pharmacokinetic parameters and results are compared with the innovator’s drug product. The bioequivalency results of the

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May 28, 2008

proposed generic drug product must meet pharmacokinetic standards set forth by the FDA. Accordingly, the generic version of a drug product must generally deliver the same amount of active ingredients into the bloodstream within the same timeframe as that of the innovator drug product. Following an indication that the generic drug product has passed its bio-equivalency study, the generic drug product will undergo reviews for chemistry, manufacturing and labeling. In each case, the FDA has an opportunity to raise questions or comments, or issue a deficiency letter. In the event that one or more deficiency letters are issued by the FDA, the submission of the ANDA may be halted or delayed as necessary to accommodate the correction of any such deficiencies and the completion of any additional reviews required. Minor deficiencies traditionally could delay the approval anywhere from 10 days to 90 days or more. Major deficiencies could stop the evaluation process. A restart of the FDA review process after a major deficiency could take up to as many as 180 days or more. Generally, any deficiencies we have experienced have been minor though at times approvals have faced considerable delays.

Research and development costs settled in cash are charged to expense as incurred.

Specifically, when Sun Pharma transfers a technology for a product, it has generally developed the product technology on a small scale for development purposes (up to 10,000 tablets or capsules). Sun Pharma uses smaller scale equipment for product development set-up rather than equipment used for pilot scale or for commercial production. Once Caraco receives the technology, it must continue the development process by qualifying the formula and the process itself (this means verifying that the formula and process can be replicated at the Caraco facility). The Company must also determine which pilot equipment is best suited for the product formula and whether that equipment can be used in scale up to produce commercial quantities. The formula and process may need to be adjusted in order to scale up the product to commercial batch size, which is, at minimum, 100,000 tablets, but could be 1 million or more depending on the product opportunity. The FDA requires that the batch size of any product used in a bio-equivalency study yield at least 100,000 tablets that are packaged in commercial packages. The formula may be needed to be adjusted for the type of equipment Caraco has available to produce the product. Such adjustments may include changes to the formula and processing parameters. Therefore, prior to the exhibit batch for the biostudy and the subsequent ANDA submission, Caraco may need to conduct a pilot bio-equivalency study and additional stability studies. The pilot bio-equivalency study evaluates the rate and extent of the absorption of the drug product in the bloodstream. This study is performed on both the proposed product and the innovator’s product, and comparative bioavailability is accordingly determined. If the product passes its pilot study, meaning it mirrors the referenced listed drug in the bloodstream, we would continue to move the development forward. If it fails the pilot study, we would find ourselves re-adjusting the formula and conducting additional pilot studies or abandoning the development project depending on the commercial viability of continuing the development. Once the product passes its pilot study, we would then produce appropriately scaled up stability batches, and conduct this testing for three to six months.

Mr. Jim B. Rosenberg

May 28, 2008

Analytical testing on the product’s stability would be monitored and tested prior to submission of the ANDA. If the product fails stability, we again have to determine whether we should continue development or abandon the project. Stability failures generally result in changes to the formulation and process which may necessitate the conduct of additional pilot studies prior to ANDA submission. One of our products required a delay of over three months prior to filing the ANDA when the stability of the product was found to be degrading at higher temperatures. Another product required almost 90 development batches attempted at Caraco prior to obtaining a satisfactory scaled up formulation.

Basically, under the technology transfer process, development continues once Sun Pharma has completed its initial development, and there could be various decisions related to the further development of the product. The value provided by Sun Pharma and its affiliates under its technology transfer agreement with Caraco is truly research and development in nature, as significant time and effort is required of Caraco to further test and develop the product after formula transfer in order obtain FDA approval and manufacture the product. Research and development costs, under accounting principles generally accepted in the United States and Financial Accounting Standard No. 2, are to be expensed as incurred.

Some of our experience after the bio-equivalency study and subsequent to the submission of ANDAs to the FDA include the following: We have had two products that most recently had deficiencies from the FDA that could not be effectively resolved, and in one of those instances an alternate active pharmaceutical ingredient (“API”) had to be used, and the ANDA resubmitted using the new API. In the case of the product needing a new API, all pilot studies had to be completed along with stability and analytical testing. The reformulated product would again be evaluated for new bio-equivalency and stability studies. The reformulated product then would be submitted to the FDA for approval again. With respect to the second product, because of the additional time involved in preparing a deficiency response, other competitors came to market, which considerably lowered the product’s economic benefit. Further examples include that an ANDA approval for a product was delayed due to its inadequate stability. In addition, the original supplier of the API had cGMP issues, leading to the FDA’s rejection of the ANDA, and caused us to qualify a new source of the API in order to gain final approval, which took more than 16 months to obtain. The total time to gain approval was more than 48 months. Recently, approval for a product was delayed by 15 months, almost double the normal timeframe for an approval, as the clinical research organization used for conducting the bio-equivalency studies was under investigation. Approvals for two other products were delayed, as additional data was required by the FDA. This led the Company to conduct additional product development trials. After submission of the data from those trials, the FDA approved the ANDAs for these products. The ANDA for another product is pending approval, as the FDA issued a deficiency related to conducting bio-equivalency for metabolites (an additional biostudy causing a 12 month delay). In the case of another product, subsequent to the filing of the ANDA to the FDA,

Mr. Jim B. Rosenberg

May 28, 2008

the API supplier has discontinued production of that API, which led us to conduct additional product development and stability studies with the new API source.

Delays in FDA approval or in our submission of ANDAs and/or additional approvals from competitor companies can cause the value of a product to significantly decline. Price erosion on a generic launch of a product could be as much as 99% off of brand pricing based on the number of competitors at the inception of the product launch into the market. In many instances, an ANDA is filed before the expiration of the patent for the innovator product. The FDA gives tentative approval for such product filings, however, commercial launch is possible only after receiving final approval from the FDA. Final approval is typically given on the day the patent expires. In such cases, there may be several filers (sometimes 14-15) receiving final approval from the FDA on the same day, which may cause commercial unviability and loss of profitability for that launch. We analyze our projections on products in development every 6 months while working through the development process in order to determine the value. We will look at the economic benefit one last time once we think that the FDA approval is imminent to assess the financial benefit. There is no certainty in the amount of generic competitors we may face once we commercialize the product.

Based on the definition and characteristics of an asset, set forth in paragraphs 25 and 26 of CON 6, the Company did not capitalize the technology formulas transferred, as the probability of the future economic benefit to be derived from such formulations is not certain at the time of technology transfer, as described in the examples above.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fred B. Green
Fred B. Green

cc.	Daniel H. Movens, Chief Executive Officer

Mukul Rathi, Interim Chief Financial Officer